TV Channels Network Inc.

Fair Market Value as of June 30, 2025

BUSINESS VALUATION REPORT

This business valuation report is based on factual information.  It is necessary for the business appraiser to determine the proper amount of information necessary to completely perform the valuation engagement.  Assumptions and limiting conditions are provided in Appendix A.

The specific valuation methods used in the determination of value were based upon the performance of investigative procedures that we considered necessary under the circumstances.  These procedures include discussions with Company management regarding the history of the business, as well as detailed discussions of the Company’s recent financial performance and operations; its expected future performance; and other factors we considered relevant.

Both internal and external factors influencing the value of the Company were reviewed, analyzed, and interpreted.  Internal factors included the Company’s financial position, results of operations, and the size and marketability of the interest being valued.  External factors included – among other things – the status of the industry and the position of the Company relative to the industry.  The business appraiser must obtain sufficient data about the Company’s industry and economic environment, as well as Company specific data to make a determination of value.

Stanton Park Advisors has relied on the Company’s financial statements as being accurate and a fair representation of the financial status and operations of the Company.  We have not applied any independent investigative procedures to assure their accuracy.  Rather, we have relied upon management’s representation that this financial information, as well as other information and documentation, provided to us by them or their agents is true and correct to the best of their knowledge and belief.  The Company has further assured us that all issues related to litigation, government regulatory requirements, environmental hazards, and other related matters that may impact the value of the Company have been disclosed to Stanton Park Advisors.

A business valuation is neither a legal nor a tax opinion.  Its purpose is to estimate the fair market value within the meaning of the defined Standard of Value.  Stanton Park Advisors assumes no responsibility whatsoever for legal or tax matters relative to its findings.  Values are stated without reference to legal or tax claims unless so noted.  The Company’s compliance with all applicable federal, state, and local laws and regulations is assumed in reliance on management’s representation.  The valuation engagement and the resulting report should not be relied upon to disclose errors, irregularities, or illegal acts, including fraud or defalcations.

Jon Taylor, Managing Partner

Stanton Park Advisors LLC

(781) 228-3523

jon@stantonparkllc.com

June 30, 2025

Mr. Darryl Payne

Chief Executive Officer

7582 Las Vegas Blvd. South

TV Channels Network Inc.

Las Vegas, Nevada 89123

Description of the Assignment

Stanton Park Advisors has been engaged to estimate the fair market value of TV Channels Network Inc.’s intellectual property assets (hereinafter, the “IP”) as of July 21, 2025.  It is our understanding that this valuation is being conducted for management planning purposes.

Fair market value is defined as the cash or cash equivalent price at which property would change hands between a willing buyer and a willing seller, neither being under a compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Description of the Company

TV Channels Network Inc. (the “ Company” or “TVCN”) holds the rights to a diverse media and content subscription “packages” comprising, but not limited to, the following types: (1) Essentials, (2) Elite, (3), Ultimate, and (4) Core. In addition the consumer can choose “add-ons” to their packages which include a Sports Bonus Package, STARZ, Showtime, HBO, Cinemax, and Epix options.

Valuation Methods and Conclusion

In developing a value for the Company, we considered various approaches and methods of valuation and the appropriateness of each for this assignment.

Based on the information contained in the detailed narrative report that follows, it is our opinion that the fair market value of the IP as of July 22, 2025 is $120,044,000 (rounded) on a 100% equity value basis.

This valuation is subject to the assumptions and limiting conditions presented in Appendix A.

Sincerely,

/s/ Jon Taylor

Jon Taylor

Managing Partner

Stanton Park Advisors LLC

TABLE OF CONTENTS

I.	Company Overview	5
	Historical financial statements	6
II.	Valuation Approaches and Methodologies	7
	Valuation Methods	7
	The Income Approach	7
III.	Projected Income Statement	9
	Discounted cash flow method	11
	Sample M&A transactions in the industry
IV.	Industry Background	14
	Industry Overview -Media Streaming, Social Network and Other Content Providers in the US	14
	Industry Cost Structure -Media Streaming, Social Network and Other Content Providers in the US	15
V.	National Economic Review	22
V.	Appendix A - Statement of General Assumptions and Limiting Conditions	24
VI.	Appendix B - Statement of Certification	25
VII.	Appendix C - Curriculum Vitae of Valuator	26
VIII.	Appendix G - Principal Sources of Information	27

COMPANY OVERVIEW

TVCN is a Nevada-based music and entertainment technology company focused on delivering streaming services to subscribers. The Company plans to offer 100 live linear concert channels, video-on-demand (VOD), and a variety of live TV channels through an AVOD (Advertising Video on Demand) and TVOD (Transactional Video on Demand) platform.

The Company aims to become a leading entertainment content provider by building a diversified media conglomerate with multiple revenue streams. The Company believes that its broad-based entertainment strategy will enable it to generate positive returns. With a strong portfolio of high-quality live concert content already secured, TVCN is well-positioned to pursue future growth for the benefit of its partners and investors.

On June 3, 2025, the Company filed Amendment No. 3 to its Form S-1 Registration Statement with the U.S. Securities and Exchange Commission. This filing is part of the Company’s effort to register securities under the Securities Act of 1933 in preparation for a potential public offering.

Currently, the Company is in the development stage and has not yet generated any revenue. According to disclosures in the Form S-1, the Company’s auditors have expressed substantial doubt regarding its ability to continue as a going concern.

The Company holds the rights to a diverse media and content licensing portfolio comprising, but not limited to, the following assets, which are subscription “packages” labeled by the Company as “Essentials”, “Elite”, “Ultimate”, and “Core”. Within these packages, the user can select “add-ons” which include more content such as a Sports Bonus Pack, STARZ, Showtime, HBO, Cinemax and/or Epix.

HISTORICAL FINANCIAL STATEMENTS

The following financial statements are taken from the Company’s Form S-1 Registration Statement.

Assets	December 31, 2023	December 31, 2024
Cash and equivalents	$374	$266
Operating lease, right of use assets	244,837	194,567
Deposits	5,550	5,550
Total Assets	$250,761	$200,383

Liabilities
Accounts payable	$27,386	$164,390
Operating lease liability – current portion	50,240	56,446
Operating lease liability	208,692	152,246
Total liabilities	$286,318	$374,082

Income Statement Data	December 31, 2023	December 31, 2024
Net revenue	$-	$-
Total operating expenses	73,132	138,812
Loss from operations	(73,132)	$(138,812)
Total other expenses	500	$-
Net loss	$(73,632)	$(138,812)

II.VALUATION APPROACHES AND METHODOLOGIES

In preparing this valuation, we reviewed the history, financial condition and operating results of the Company.  We also studied the competitive environment, industry outlook, economic climate, and the risks applicable to equity investments in the industry. Prior to arriving at a valuation conclusion, we must consider the earning generating capacity of the Company because this reflects the future economic benefits that flow to the owners of the common shares.

VALUATION METHODS

There are generally three acceptable methods for valuing a company – the market approach, the income approach and the asset-based approach. The asset-based approach to valuation is normally only used when the subject company does not appear to be able to continue operations as a going-concern or when the company is expected to be liquidated.  This approach is very complex and time consuming due to the fact that it requires an appraisal of all assets and liabilities, tangible and intangible, of the business using the defined standard of value.  Therefore, it is not used normally in conjunction with the appraisal of an operating business that is anticipated to carry on as a going concern.  In our valuation of the IP, we primarily used the income approach.

The Income Approach

The income approach determines the value of a business by capitalizing its expected future earnings. This approach views the entire business as an income-producing investment and applies standard investment criteria. The basic premise of this approach is that the price a willing buyer would pay is based on the economic benefits of ownership that are available to the buyer, namely, the earnings which the business generates. Two basic methods used to determine value under the income approach are (i) capitalization of cash flow, and (ii) the discounted cash flow.

Discounted Cash Flow Method

The discounted cash flow method involves a year-by-year forecast of expected future cash flows. The value of the business is determined by computing the present value of (i) forecasted cash flows over an interim period (the “PV of cash flows”); and (ii) forecasted value of the business at the end of that period (the “PV of terminal value”). A discount rate is selected which is commensurate with the risk involved. The discounted cash flow method is used when the future income stream is expected to differ substantially from recent or current operating results.

Cost of Equity

We relied on the Capital Asset Pricing Model (CAPM) to develop the cost of equity using the 2022 Valuation Handbook (“Duff & Phelps”).  CAPM is based on the assumption that all businesses and business interests are a subset of the investment opportunities available in the total capital market.  As a result, the relevant value of a business should theoretically be subject to the same economic forces and relationships that determine the values of other investment assets.  Essentially, CAPM calculates the required or expected rate of return of a particular asset through a risk-free rate, a risk premium based on the associated risk of the asset, and a beta based on comparable public companies, which measure the volatility of the asset relative to the overall market.  The CAPM formula is as follows:

Return on Asset = Risk-Free Rate + Beta (Return on Market – Risk-Free Rate)

We calculated the Company’s Cost of Equity using the following components:

1.A Risk-Free Rate we consider to be the Kroll normalized risk-free rate for which we used Duff & Phelps’ normalized rate of 4.88%1.

2.A Beta of 1.082.

3.A premium for risk, which includes:

a.An Equity Risk Premium (“ERP”) of 5.00%3.

b.A Company Size Risk Premium of 10.57%

c.A Company Specific Premium of 15.00%

The above calculation results in a Cost of Equity of 36.00% (see table below).

(1)Source: Duff & Phelps Cost of Capital Navigator as of 06/30/2025

(2)Based on CAPM [Risk-Free + Beta * (Return on Market – Risk-Free Rate)]

1 Duff & Phelps

2 Duff & Phelps

3 Duff & Phelps

III.PROJECTED INCOME STATEMENT

Stanton Park Capital
TV Channels Network Inc.
Income Statement
($ USD as stated)

FYE December 31:	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue					
Retail Market					
Essentials	210,541,164	210,541,164	210,541,164	210,541,164	210,541,164
Elite	167,286,468	167,286,468	167,286,468	167,286,468	167,286,468
Ultimate	166,350,840	166,350,840	166,350,840	166,350,840	166,350,840
Core	140,301,504	140,301,504	140,301,504	140,301,504	140,301,504
Bulk Market					
Essentials	51,978,000	51,978,000	51,978,000	51,978,000	51,978,000
Elite	41,036,400	41,036,400	41,036,400	41,036,400	41,036,400
Ultimate	58,173,600	58,173,600	58,173,600	58,173,600	58,173,600
Revenue	**$835,667,976**	**$835,667,976**	**$835,667,976**	**$835,667,976**	**$835,667,976**
Probability Adjustments	25%	25%	25%	25%	25%
Net Revenue (probability adjusted)	**$208,916,994**	**$208,916,994**	**$208,916,994**	**$208,916,994**	**$208,916,994**
Operating Expenses (SG&A) @25%	(159,947,496)	(159,947,496)	(159,947,496)	(159,947,496)	(159,947,496)
Operating Income	**$48,969,498**	**$48,969,498**	**$48,969,498**	**$48,969,498**	**$48,969,498**
Margin %	*23.4%*	*23.4%*	*23.4%*	*23.4%*	*23.4%*
Income Taxes	(10,283,595)	(10,283,595)	(10,283,595)	(10,283,595)	(10,283,595)
Effective Tax Rate %	*21.0%*	*21.0%*	*21.0%*	*21.0%*	*21.0%*
Net Income	**$38,685,903**	**$38,685,903**	**$38,685,903**	**$38,685,903**	**$38,685,903**
Margin %	*18.5%*	*18.5%*	*18.5%*	*18.5%*	*18.5%*
Working Capital	41,783,399	41,783,399	41,783,399	41,783,399	41,783,399
		-	-	-	-
Capital Expenditure	(1,671,336)	(1,671,336)	(1,671,336)	(1,671,336)	(1,671,336)
Free Cash Flow	**37,014,567**	**37,014,567**	**37,014,567**	**37,014,567**	**37,014,567**

Stanton Park Capital
TV Channels Network Inc.
Income Statement
($ USD as stated)

FYE December 31:	**Year 6**	**Year 7**	**Year 8**	**Year 9**	**Year 10**
Revenue					
Retail Market					
Essentials	210,541,164	210,541,164	210,541,164	210,541,164	210,541,164
Elite	167,286,468	167,286,468	167,286,468	167,286,468	167,286,468
Ultimate	166,350,840	166,350,840	166,350,840	166,350,840	166,350,840
Core	140,301,504	140,301,504	140,301,504	140,301,504	140,301,504
Bulk Market					
Essentials	51,978,000	51,978,000	51,978,000	51,978,000	51,978,000
Elite	41,036,400	41,036,400	41,036,400	41,036,400	41,036,400
Ultimate	58,173,600	58,173,600	58,173,600	58,173,600	58,173,600
Revenue	**$835,667,976**	**$835,667,976**	**$835,667,976**	**$835,667,976**	**$835,667,976**
Probability Adjustments	25%	25%	25%	25%	25%
Net Revenue (probability adjusted)	**$208,916,994**	**$208,916,994**	**$208,916,994**	**$208,916,994**	**$208,916,994**
Operating Expenses (SG&A) @25%	(159,947,496)	(159,947,496)	(159,947,496)	(159,947,496)	(159,947,496)
Operating Income	$48,969,498	$48,969,498	$48,969,498	$48,969,498	$48,969,498
Margin %	*23.4%*	*23.4%*	*23.4%*	*23.4%*	*23.4%*
Income Taxes	(10,283,595)	(10,283,595)	(10,283,595)	(10,283,595)	(10,283,595)
Effective Tax Rate %	*21.0%*	*21.0%*	*21.0%*	*21.0%*	*21.0%*
Net Income	$38,685,903	$38,685,903	$38,685,903	$38,685,903	$38,685,903
Margin %	*18.5%*	*18.5%*	*18.5%*	*18.5%*	*18.5%*
Working Capital	41,783,399	41,783,399	41,783,399	41,783,399	41,783,399
	-	-	-	-	-
Capital Expenditure	(1,671,336)	(1,671,336)	(1,671,336)	(1,671,336)	(1,671,336)
Free Cash Flow	**37,014,567**	**37,014,567**	**37,014,567**	**37,014,567**	**37,014,567**

DISCOUNTED CASH FLOW METHOD

SUMMARY OF VALUE

It is our opinion that the fair market value of the Company as of July 22, 2025, is $120,044,000 (rounded) on a 100% equity value basis.

SAMPLE MARKET CAP FOR PUBLICLY TRADED STREAMING COMPANIES

IV.INDUSTRY BACKGROUND

INDUSTRY OVERVIEW[4] - VIDEO STREAMING SERVICES IN THE US

Description

Companies in this industry provide infrastructure for customers to watch videos via the Internet. Video streaming services generate revenue through paid subscriptions and by hosting advertising. They may host professionally produced shows or user-generated content.

Executive Summary

Video and content streaming has undergone significant changes over the past five years, reshaping viewer experiences and provider strategies. With cord-cutters continuing to drive industry growth, revenue has grown at a CAGR of 13.8% to $102.5 billion, enjoying a 19.4% profit margin, despite the entrance of less profitable streamers.

A key focus has been on original content. Giants like Netflix, Amazon Prime and Disney+ are investing billions in producing their series and films. This strategy aims to secure viewer loyalty, differentiate platforms and cater to various demographic segments and regional tastes. Original content helps mitigate the impact of content licensing disputes, which streamers also incorporate into their libraries, creating a delicate balance. Data analytics and personalized user experiences have emerged as crucial as competition rises. Many streamers have maximized their subscribers by catering to price-sensitive viewers, implementing tiered subscription plans to capture all demographics.

Video streamers have also invested heavily in the live event space, a new trend that has emerged over the past five years. Starting with Amazon's 2022 deal to air a package of NFL games, other prominent video streamers, such as Netflix and Apple, have also entered the market, recognizing the infinite value that live events provide.

Moving forward, viewing experiences will continue to evolve, as each video streamer aims to edge out competition within the highly competitive market. Companies currently benefiting from the backing of larger media companies will face increased pressure to discover sustainable operating models with new mergers becoming possible. Meanwhile, new developments, such as a ban on TikTok and the incorporation of AI solutions have the potential to alter market shares moving forward. With cord-cutting anticipated to decelerate, industry revenue will rise at a slower CAGR of 6.7% over the next five years, reaching $141.9 billion by 2030.

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INDUSTRY COST STRUCTURE[5] - MEDIA STREAMING, SOCIAL NETWORK AND OTHER CONTENT PROVIDERS IN THE US

Content costs and research and development make up the majority of other costs

•Othe costs within the video streaming industry include a wide array of expenses, with a significant portion allocated to content costs, in addition to administrative functions and research and development costs, ultimately accounting for 39.0% of industry revenue in 2025. Content costs are paramount, as platforms invest heavily in securing original content and licensing rights to differentiate their offerings and attract subscribers.

•For example, companies like Amazon Prime Video commit substantial resources to acquire exclusive broadcasting rights, such as paying $1 billion per year for the NFL's Thursday Night Football package, and to develop in-house productions like "The Marvelous Mrs. Maisel." Disney+ strategically invests in exclusive franchise content from Marvel and Star Wars, leveraging its intellectual property to capture and maintain viewer interest.

•R&D costs are also crucial as companies prioritize innovative advancements in algorithm development, content recommendation systems and user interfaces to enhance user satisfaction and engagement. Netflix, for instance, invests in improving its algorithmic personalization to deliver tailored content suggestions that resonate with individual viewer preferences, fostering sustained user interaction and platform loyalty.

•R&D investments also focus on leveraging new technologies, such as virtual reality (VR) and augmented reality (AR), exploring new content delivery methods, and enhancing viewer interactivity. These

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technological advancements promise to increase immersion and retention, setting the groundwork for future streaming developments.

Skilled labor wage cost increases offset by more efficient operations

•Video streaming services channel significant resources into hiring software engineers, data analysts and creative professionals to enhance platform functionality and user endurance. High-value skilled labor necessitates substantial expenditure on employee insurance and compensation. Companies also heavily invest in talent acquisition and improving employee productivity to maintain a competitive edge.

•Intense competition forces companies to offer attractive compensation packages to retain top talent. Rising wages and the ongoing search for new talent contribute to the increasing wage bills. Given the competitive nature of the industry, offering substantial salaries and benefits packages is crucial for retaining creative and technical staff. Automation and technology improvements, while enhancing service delivery, have not significantly mitigated the need for expert personnel, as personalization and content creation still require human input.

•In 2023, the video streaming industry faced calls for significant wage increases following the writers' strike, highlighting demands for fairer compensation and residuals tied to streaming success. Platforms like Netflix, Amazon Prime and Disney+ were compelled to negotiate higher pay scales and improved contract terms to address the concerns of writers who argued that the surge in streaming popularity hadn't proportionally benefited them financially. The strike emphasized issues such as the growing disparity between traditional and digital media compensation, pushing streaming services to reconsider their budgeting for talent costs. This led to substantial increases in wage bills as these companies sought to maintain content pipelines and investor confidence.

•Despite the initial wage increases following the 2023 writers' strike, video streaming platforms have ultimately found ways to offset these costs and achieve savings. Streamers like Netflix and Disney+ have increasingly invested in AI technologies to optimize content creation and recommendation algorithms, allowing for more efficient production schedules and targeted audience engagement. By expanding their reach to international markets, these platforms have also tapped into a wider pool of diverse writers and creators, often at lower costs than domestic talent, without compromising quality. Consolidating backend operations and strategic partnerships with production studios have enabled streamers to streamline processes, distribute content more economically and reduce overall operational expenses. These measures, coupled with the careful curation of content libraries to focus on high-impact, returning investments, have allowed streaming service wage costs to decline from 30.5% in 2020 to 27.2% in 2025.

The entrance of less profitable platforms has dragged down industry profit

•Despite Netflix maintaining a significantly higher margin each year, industry profit accounts for 19.4% of industry revenue in 2025. Over the past five years, the entrance of less profitable streaming platforms such as Warner Bros Discovery and Paramount Plus has exerted downward pressure on the overall profitability of the video streaming industry. These platforms have adopted aggressive pricing and content strategies in a bid to attract subscribers, contributing to an increasingly fragmented and competitive marketplace.

•This aggressive spending in pursuit of market share has resulted in mounting financial pressure, with consequential debt accumulation impacting the companies' balance sheets. For instance, Warner Bros. Discovery's decision to merge and restructure involved absorbing significant costs, and the company now has debt totaling $43 billion and had an operating margin of -29.6% in 2024. Meanwhile Paramount has faced similar challenges in justifying its content expenditure amid competitive pressures, reporting an operating margin of -10% in 2024.

•The inability to monetize such investments effectively has not only strained these company's financials but has also contributed to industry-wide pricing strategies that undermine profitability. As these platforms prioritize scale, the resulting financial burdens have pressed more mature companies to reconsider their own profitability frameworks amid evolving market dynamics.

Rapid technological innovation requires higher levels of depreciation expenses

•Depreciation, making up 8.4% of industry revenue, represents a significant cost factor, driven largely by the substantial investment in technology and content assets. Streaming companies invest heavily in servers, IT infrastructure and proprietary content, all of which depreciate over time. The rapid pace of technological advancement necessitates frequent updates to hardware and software, contributing to depreciation expenses. The high turnover of digital content rights and production equipment further amplifies this aspect.

•Despite its size relative to other costs, depreciation reflects strategic capital outlay essential for maintaining competitive advantage. Companies adeptly manage these costs through periodic evaluations of asset lifespan and value, balancing between cutting-edge technology adoption and prudent financial planning.

•Importantly, the amortization of content acquisition costs, a component of depreciation, is pivotal in financial statements, influencing net income and investor perception. Ultimately, depreciation expenses are a testament to the capital-intensive nature of streaming services, reinforcing the necessity of innovation and strategic resource allocation to sustain industry leadership.

Purchase costs relate to infrastructure investments

•Purchases within the video streaming sector predominantly encompass investments in technological infrastructure, such as servers, data storage systems and content delivery networks, accounting for 2.6% of industry revenue in 2025. These investments are crucial for ensuring the seamless distribution of video content across a global user base, necessitating continuous upgrades to accommodate increasing demand and data volume.

•Netflix consistently invests in its content delivery infrastructure, designed to enhance streaming quality and minimize latency, thereby maximizing user satisfaction. While infrastructure purchases constitute a significant initial financial commitment, they are vital for maintaining competitive advantage and operational resilience in the face of market growth and technological advancement.

•A shift towards cloud-based solutions has reduced these expenditures, with providers like Disney+ leveraging Amazon Web Services (AWS) for their infrastructure needs. This approach reduces the need for heavy capital outlays on physical equipment and enables flexibility in scaling operations in response to fluctuating demand. As a result, the overall infrastructure expense remains relatively manageable, facilitating efficient content distribution across expanding audiences without substantially impacting overall costs. Similar to the broader TV and video industry, this strategic focus on streamlined, cost-efficient infrastructure investments represents the industry's commitment to delivering superior user experiences and maintaining competitive service quality.

Companies do not need to heavily invest in marketing

•Marketing costs, comprising just 1.6% of industry revenue, are notably low given the high visibility and global reach of video streaming platforms. This lean expenditure is largely attributed to the industry's reliance on organic growth channels and word-of-mouth, which are driven by high-quality and engaging content.

•Streaming services benefit from built-in distribution networks and existing subscriber bases, allowing content to reach a wide audience with minimal additional promotion. The inherent nature of digital platforms enables efficient and cost-effective marketing strategies such as SEO, targeted social media advertising, and data-driven personalization, which maximize reach without the need for exorbitant spending.

•Many streaming platforms leverage partnerships, cross-promotions and bundled offers to attract new subscribers at reduced marketing costs. While their financial investment in marketing may appear modest, the industry's adept utilization of digital marketing tools and focus on platform analytics enhances their ability to engage and expand their audiences efficiently. This strategic approach allows platforms to maintain a strong market presence while optimizing budget allocation, ensuring sustainable subscriber growth and market competitiveness in a crowded entertainment landscape.

Rent costs have remained low

•Rent costs in the video streaming industry account for a modest 1.4% of total revenue in 2025. While not a major expense, these costs encompass the leasing of office spaces, data centers and other facilities necessary for operations. As platforms embrace remote work and decentralize their workforce, the reliance on large, costly headquarters has diminished, allowing companies to reallocate funds to other strategic priorities.

•Similar to the broader TV and entertainment market, many streaming services have been able to negotiate favorable terms for their leases, especially as commercial real estate markets fluctuate. The shift towards cloud-based operations further reduces dependency on physical data centers, enhancing cost efficiency. Despite its minimal impact on the bottom line, effective management of rent expenses remains pivotal.

•Opting for strategic locations can enhance operational flexibility and access to wider talent pools. In essence, through prudent space management and digital innovation, streaming platforms continue to keep rent costs manageable, enabling them to focus resources on core competencies such as technology, content acquisition and subscriber growth, ultimately fortifying their positions in the competitive entertainment landscape.

Utility costs relate to sustainable investments

•Utilities account for just 0.4% of revenue in the video streaming industry, reflecting their minor role in the overall cost structure, similar to the general TV and entertainment market. However, investments in utilities are essential to ensure seamless platform operation, as efficient data transmission hinges on reliable energy and internet services. The shift towards sustainable energy sources has seen some companies make strides in reducing their ecological footprint and mitigating long-term operational risks.

•While utilities form a small percentage of costs, advancements in energy-efficient technology and strategic partnerships with utility providers have allowed streaming services to optimize these costs. As platforms prioritize uptime and server operation amid growing subscriber bases, consistent and efficient utility infrastructure becomes paramount.

•As more services integrate eco-friendly initiatives, there’s an added incentive to explore cost-reducing opportunities tied to green energy solutions. This not only supports sustainability goals but also enhances brand reputation among environmentally conscious consumers. Overall, while utilities might represent a small financial slice, their adept management underpins the efficiency and reliability crucial for delivering uninterrupted, high-quality streaming experiences.

INDUSTRY OVERVIEW[6] - MUSIC STREAMING SERVICES IN THE US

Description

Companies in the streaming music service industry provide infrastructure for customers to listen to music via the Internet. Music streaming services generate revenue through ad-support and paid subscription music services.

Executive Summary

Over the past decade, the US music streaming industry has evolved from a market dominated by digital downloads and physical formats into a leading sector. As app-consumption has surged since 2020, the industry has continued to grow, with revenue increasing at an annualized rate of 5.1% to reach $18.9 billion, including 2.2% growth during 2025. Major platforms such as Spotify and Apple Music have driven this transformation, providing consumers with unparalleled convenience and expansive music catalogs in response to shifting listening habits. Alongside revolutionizing music consumption, providers have navigated a landscape marked by regulatory and economic challenges, prompting agile strategic adaptation.

A defining trend has been the emphasis on exclusive content as a competitive differentiator. Platforms are increasingly investing in proprietary offerings, including exclusive podcast series, first-release tracks and high-profile artist partnerships, to build user loyalty and sustain profit. Meanwhile, the emergence of platforms such as TikTok and Twitch has changed how audiences find music. Social music streaming now dominates consumption, with artists now making music specifically designed for these platforms. As these trends have unfolded however, the industry has faced challenges negotiating payout rates with artists, who have complained about unfair practices. This has worked to further limit margin growth over the past five years.

Meanwhile, technological innovation remains central, with advanced AI and machine learning tools facilitating highly personalized listening experiences. Enhanced recommendation algorithms deliver curated playlists tailored to individual user profiles, increasing satisfaction and session duration, while promoting new artist discovery. Ongoing algorithm refinement has also supported platform differentiation and sustains user loyalty in a competitive market.

Over the next five years, platforms will need to adapt to evolving content demands and intensifying platform rivalry as the market becomes saturated. Steep licensing fees and intricate legal negotiations with major record labels will also continue to pressure operating costs. The proliferation of AI-generated music will introduce unresolved copyright and originality disputes. From 2025 to 2030, annualized industry growth is forecast to moderate to a CAGR of 1.8%, with revenues projected to reach $20.6 billion by 2030.

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INDUSTRY COST STRUCTURE[7] - MUSIC STREAMING SERVICES IN THE US

Music streaming faces thinner margins amid licensing and infrastructure costs

•The music streaming industry's profit margin is, on average, significantly lower than that of the broader software sector. While recurring subscriptions and ad revenues support revenue predictability, profit is constrained by high royalty payouts to record labels and publishers and heavy investment in user acquisition, content licensing, and cloud delivery infrastructure.

•Music streamers operate in a licensing-heavy model, with platforms paying up to 70% of revenue to rights holders, limiting operational flexibility. Over the outlook period, profit is expected to remain pressured, even as services explore AI-driven efficiencies and direct artist monetization models.

Licensing fees and R&D dominate other expenses

•“Other” costs represent almost half of revenue, well above the broader sector. This reflects the industry’s royalty-heavy cost model, which includes payments to labels, publishers and collecting societies. Additional costs include R&D, platform infrastructure, legal fees and support operations.

•While royalty costs remain fixed for now, companies are lobbying for flexible licensing models, like fan-powered royalties and direct artist payments. Over time, platform investment in content tools, interactive formats and AI infrastructure is expected to keep “Other” expenses elevated, though more strategic and value-generating.

7 IBIS World

High personnel costs reflect talent demand across tech and content operations

•Wages account for more than 25% of industry expenses, slightly above the broader software sector. This reflects the industry's demand for engineering talent, AI developers, data scientists and content curators, alongside legal and licensing professionals. While many operations are scalable, streaming platforms still require constant human oversight for algorithm training, content moderation and rights management.

•Moreover, rising wage competition across the broader tech sector, especially in AI and machine learning, is expected to keep pressure on personnel costs. Platforms prioritizing personalized discovery, such as Spotify and Apple Music, have continued to expand technical headcount to enhance recommendation engines and support innovation in interactive formats.

Royalty-heavy purchase models drive costs but limit input flexibility

•Purchases are significantly lower than the broader sector, but this figure underrepresents the substantial licensing payments, which is accounted for under “Other.” Traditional purchases such as hardware and third-party software are minimal, as platforms largely develop their tech stacks internally.

•However, the cost of doing business in music streaming is dominated by the non-negotiable nature of music rights. Labels and publishers dictate terms, and platforms must pay per stream. Unlike other tech industries that benefit from vertical integration, streaming companies remain heavily dependent on external suppliers of content, limiting cost control and purchasing flexibility.

User acquisition remains key in a saturated market

•Marketing expenses within the industry are roughly in line with the broader software sector. With free tiers and freemium strategies driving user conversion, music streaming platforms maintain robust marketing campaigns, often including influencer partnerships, exclusive drops and artist collaborations.

•As competition grows and user growth slows in core markets, marketing is expected to become more targeted and retention-focused, with many streaming companies emphasizing user lifetime value, loyalty programs and community engagement over broad-based acquisition.

Digital-first operations minimize physical office costs

•Rent expenses are relatively low, but slightly above the broader sector average. As streaming is primarily software and data-driven, companies maintain lean footprints. Headquarters and content studios in tech hubs, like Spotify’s New York and LA offices, drive this cost, but remote work adoption and downsized office leases have helped contain rent over the past few years.

•Moving forward, hybrid operating models are likely to keep rent costs stable, with investments shifting toward digital infrastructure and distributed teams, rather than physical expansion. However, as offerings evolve beyond traditional music streaming, streaming companies could look to invest in physical locations to differentiate their platform.

Cloud delivery reduces depreciation despite expanding infrastructure use

•Depreciation accounts for less than 5% of industry revenue, below the broader sector. Music streaming is predominantly asset-light, with most physical infrastructure, like servers, being outsourced to cloud providers such as AWS, Azure or Google Cloud. This model reduces direct capital investment and limits depreciation expense on the balance sheet.

•Still, growing interest in interactive features, video podcasts and immersive content may lead to incremental infrastructure buildouts or content studios. However, most platforms will continue favoring cloud-based delivery to avoid capital lock-in, keeping depreciation modest over the next five years.

Lean cloud operations keep energy costs subdued

•Utility expenses represent the least amount revenue, slightly higher than the broader average because of heavy streaming loads and data transfer costs. While cloud outsourcing keeps utilities low on company books, high streaming volumes still consume considerable backend compute power.

•Still, as infrastructure becomes more efficient and providers adopt renewable energy, utility costs are expected to remain manageable. Continued migration to cloud-native workflows and serverless architecture will likely suppress any major spikes.

NATIONAL ECONOMIC REVIEW

Gross Domestic Product

According to advance estimates released by the Department of Commerce’s Bureau of Economic Analysis (the “BEA”), Real Gross Domestic Product (“GDP”), the output of goods and services produced by labor and property located in the United States, increased at an annualized rate of 2.3% during the fourth quarter of 2024. The increase in annualized GDP growth during the fourth quarter of 2024 follows an increase of 3.1% in the third quarter. Overall, GDP increased 2.8% in 2024.

The annualized GDP increase of 2.3% during the fourth quarter of 2024 is below economists’ consensus projections for growth of 2.5% (Wall Street Journal Survey). The following table summarizes the factors contributing to the change in GDP during the fourth quarter of 2024.

The 2.8% increase in GDP in 2024 compares to an increase of 2.9% in 2023 and an increase of 2.5% in 2022.

Exports decreased 0.8% in the fourth quarter, compared to increases of 1.0% in the second quarter and 9.6% in the third quarter. Durable goods expenditures increased 12.1% in the fourth quarter, compared to increases of 5.5% in the second quarter and 7.6% in the third quarter.

Economists expect GDP growth to slow in the next two quarters. A survey of economists conducted by The Wall Street Journal reflects an average GDP forecast of 2.2% annualized growth in the first quarter of 2025, followed by 2.0% annualized growth in the second quarter of 2025.

Retail Sales and Personal Consumption

According to the Census Bureau of the U.S. Department of Commerce, the advance estimates of U.S. retail and food service sales (adjusted for seasonal, holiday, and trading day differences) for December 2024 increased 0.4% from the prior month and were 3.9% above December 2023.  Core retail and food service sales (which exclude motor vehicles and parts) increased 0.4% relative to the previous month and 2.9% relative to December 2023.  In the fourth quarter of 2024, retail and food service sales increased 1.8% relative to the third quarter and were 3.7% above the reported level in the fourth quarter of 2023.

Personal consumption spending represents approximately 70% of total economic activity and is a primary component of overall economic growth. Real personal consumption spending increased 4.2% in the fourth quarter of 2024 following increases of 2.8% in the second quarter and 3.7% in the third quarter.  According to the BEA, durable goods purchases increased 12.1% in the fourth quarter of 2024 following increases of 5.5% in the second quarter and 7.6% in the third quarter.

Summary and Outlook

After increasing at an annualized rate of 3.1% in the third quarter of 2024, U.S. GDP increased at an annualized rate of 2.3% in the fourth quarter.  Overall, GDP increased at an annualized rate of 2.8% in 2024.  The unadjusted CPI increased 0.4% in December 2024.  The CPI increased 2.9% in the twelve months ended December 2024.  Core CPI increased 0.2% in December 2024 and 3.2% in the twelve months ended December 2024.

The Dow Jones Industrial Average, S&P 500, NASDAQ, and broad market Wilshire 5000 all posted quarterly gains in the fourth quarter of 2024.  The Dow rose 0.5% from its third quarter close, while the S&P increased 2.1%, the NASDAQ gained 6.2%, and the Wilshire 5000 rose 2.3%.  In 2024, the Dow advanced 12.9%, the S&P rose 23.3%, the NASDAQ gained 28.6%, and the Wilshire 5000 climbed 22.1%.

Prior to the disruption caused by the pandemic, the unemployment rate had remained stable for several months in the range of 3.5% to 4.0%, continually nearing all-time lows.  The unemployment rate was 4.1% in December 2024.  Labor force participation has improved but remains low relative to historic levels at 62.5%.

Following the 2.3% increase in GDP in the fourth quarter, economists expect GDP growth to slow in the next two quarters.  A survey of economists conducted by The Wall Street Journal reflects an average GDP forecast of 2.2% annualized growth in the first quarter of 2025, followed by 2.0% annualized growth in the second quarter.  Economists anticipate annualized growth in GDP of 2.0% in 2025 and 2026.

Source: The National Economic Review (“NER”)

V.APPENDIX A – STATEMENT OF GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

This report has been made with the following general assumptions and limiting conditions:

•No investigation has been made of and, no responsibility is assumed for the legal description or for legal matters, including title or encumbrances. Title to assets is assumed to be good and marketable unless otherwise stated. Assets are further assumed to be free and clear of any or all liens, easements or encumbrances unless otherwise stated.

•Information furnished by others, upon which all or a portion of this report is based, is believed to be reliable, but has not been verified in all cases. No warranty is given as to the accuracy of such information.

•Our work does not constitute an audit, nor have we attempted to confirm the information provided us for accuracy and completeness, except within the framework of the valuation process and we do not express an opinion or any form of assurance on them. Accordingly, our work was not conducted in accordance with generally accepted auditing standards. In addition, we have not conducted a forensic examination of the books and records of the Company.  Such an examination, if conducted, might lead us to a different opinion of value.

•Public information and industry and statistical information have been obtained from sources we believe to be reliable. However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to corroborate the information.

•No responsibility is taken for changes in market conditions, and no obligation is assumed to revise this report to reflect events or conditions, which occur subsequent to the date hereof.

•Responsible ownership and competent management are assumed.

•This report is for “Financial Planning Purposes” and the value arrived at herein is for your exclusive use and for the sole and specific purpose noted herein.  This report and our conclusions may not be used for any other purpose or by any other party whatsoever.

•Possession of this report does not convey any right of reproduction or publication, nor may it be used by anyone other than our client and, in any event, only then in its entirety.

•Although our valuation is intended to estimate fair market value, we assume no responsibility for a seller or buyer’s inability to obtain a purchase contract at that price.

VI.APPENDIX B - STATEMENT OF CERTIFICATION

I (we) certify that, to the best of my (our) knowledge and belief:

•The statements of fact contained in this report are true and correct.

•The reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions, and is my personal, unbiased, professional analyses, opinions, and conclusions.

•I (we) have no present or prospective interest in the assets or property that is the subject of this report. Nor do I (we) have any past, present or future interest in the Company and, I (we) have no personal interest or bias with respect to the parties involved.

•My compensation and my firm’s compensation are not contingent on any action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

•Prior to the commencement of this engagement, neither the undersigned nor anyone associated with this firm had any personal knowledge or association with any owner or employee of the Company.

•This report has been made only for the purpose stated and shall not be used for any other purpose. The report, its conclusions and its contents may not be used, copied or transmitted in any form, in whole or in part, by any party without the prior written permission of Stanton Park Advisors.

•The conclusions and opinion of fair market value contained herein represents the opinion of the undersigned and are not to be construed in any way as a guarantee or warranty; either expressed or implied that the business being valued herein will actually sell for the fair market value contained herein.

VII.APPENDIX C – CURRICULUM VITAE OF VALUATOR

Jon Taylor

Managing Partner

Stanton Park Capital, LLC

jon@stantonparkllc.com

(781) 228-3523

Experience

Mr. Taylor has approximately 21 years of business valuation, merger & acquisition advisory, and capital raising experience.  He has completed more than 1,000 business valuation assignments in his career with companies in virtually every industry for divorce, litigation, expert testimony, estate planning and gift tax, 409a compliance, partnership buyouts, intangible asset appraisal, purchase price allocation, bankruptcy, and income determination purposes.  Jon founded Stanton Park in 2012 to provide financial advisory services to small and medium sized businesses nationwide.  Prior to Stanton Park, he was a Vice President with Moss Adams Capital and Capstone Partners.

Education and Professional Credentials

Mr. Taylor has a BS in Economics with a concentration in finance and real estate from the Wharton School at the University of Pennsylvania and an MBA from the McDonough School of Business at Georgetown University.  He is a Certified Valuation Analyst (CVA) with the National Association of Certified Valuators and Analysts (NACVA).

Jon is the author of Maximize Your Multiple: The Business Owners’ Guide to the Institutional Money DealTM.

VIII.APPENDIX G - PRINCIPAL SOURCES OF INFORMATION

The principal sources of information used by us in valuing the IP include the following:

•Projected Financial statements

•The Company’s website

•Research with respect to the selection and analysis of the financial performance of other companies in the same or similar industry; and

•Information and data provided by the Company